Exhibit 99.94

Form 62-103Fl

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Not Applicable.

Item 1 — Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This repmi related to the common shares in the capital of The Valens Company Inc (the "Issuer"), with its head office located at 230 Carion Road, Kelowna, BC V4V 2K5 Canada

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transactions which triggered the requirements to file this report took place on the Toronto Stock Exchange ("TSX").

Item 2 — Identity of the Acquiror

2.1	State the name and address of the acquiror.

ETF Managers Trust (the "Trust"), on behalf ofETFMG Alternative Harvest ETF ("MJ"), a series of the Trust, (together, the "Acquiror") is located at 30 Maple Street, Suite 2, Summit, NJ 07901 USA.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On January 25, 2021, the Acquiror, which is pursuant to applicable securities laws, disposed ownership and control of277,794 shares through the facilities of the TSX at a price of $1.87 CAD per share (the "Transaction").

2.3	State the names of any joint actors.

There were no joint actors involved in the Transaction.

Item 3 — Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's security holding percentage in the class of securities.

See Item 2 above.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not Applicable

3.4	State the designation and number or principal amount of securities and the acquiror's security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the Transaction, the Acquiror held 12,921,702 shares directly, representing 10.06% of the issued and outstanding shares as of January 25, 2021.

Following the transaction the Acquiror held 12,643,908 shares directly, representing 9.84% of the issued and outstanding shares.

3.5	State the designation and number or principal amount of securities and the acquiror's security holding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

As of the date hereof, the Acquiror held an aggregated of 12,643,908 shares directly, representing 9.84% of the issued and outstanding shares.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not Applicable

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not Applicable

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's security holdings.

Not Applicable

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not Applicable

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not Applicable

Item 4 — Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Pursuant to the Transaction, the Acquiror disposed ownership and control over 277,794 shares for consideration equal to $1.87 CAD per share and aggregate consideration equal to approximately $409,228.71 CAD.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not Applicable

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not Applicable

Item 5 — Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer's business or corporate structure;

(g)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Acquiror, pursuant to applicable securities law, disposed shares of The Valens Company Inc for investment purposes only. The Acquiror may at any time or from time to time determine to acquire additional shares pursuant to its investment objective which is subject to change pending shareholder notice and subsequent approval.

Item 6  — Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

 Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

There are no agreements, arrangements, commitments or understandings between the Acquiror and a joint actor and among those persons and any person with respect to the shares, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 — Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not Applicable

Item 8 — Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not Applicable

Item 9 — Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

January 27, 2021

Date

Signature

Reshma Tanczos / Chief Compliance Officer

Name/Title